Filed by FS KKR Capital Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: FS KKR Capital Corp. II
File No. of Registration Statement: 333-251667

On June 9, 2021, FS KKR Capital Corp. (“FSK”) filed a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) pursuant to Rule 424(b)(2) to the prospectus, dated May 3, 2019, included in its registration statement on Form N-2, as amended (File No. 333-231221). The Preliminary Prospectus Supplement contained information regarding FSK’s proposed merger with FS KKR Capital Corp. II (“FSKR”).

The following are excerpts from the Preliminary Prospectus Supplement discussing FSK’s proposed merger with FSKR.

COVER PAGE

***

On November 23, 2020, we entered into a merger agreement with FS KKR Capital Corp. II (“FSKR”) and certain other parties thereto pursuant to which FSKR will merge with and into FSK in a two-step transaction. The merger is currently anticipated to be completed on or around June 16, 2021, and is subject to certain closing conditions. Please see “Prospectus Supplement Summary—Recent Developments” for more information regarding the merger agreement and the merger.

***

PROSPECTUS SUPPLEMENT SUMMARY

***

FS KKR Capital Corp.

***

On November 23, 2020, we entered into a merger agreement with FSKR pursuant to which FSKR will merge with and into FSK in a merger transaction. See “Prospectus Supplement Summary—Recent Developments.” FSKR is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. FSKR has elected to be treated for U.S. federal income tax purposes and as a RIC under the Code. As of March 31, 2021, FSKR had total assets of approximately $8.0 billion. FSKR is managed by the Advisor and also has an investment objective of generating current income and, to a lesser extent, long-term capital appreciation. It is expected that the merger of FSK and FSKR would create one of the largest BDCs in the U.S., with $14.9 billion in assets under management, $7.5 billion in net asset value and over $3.4 billion of committed capital available to new investment opportunities, each on a pro forma basis as of March 31, 2021. The merger is expected to close on or around June 16, 2021.

Following the Merger, stockholders of FSK and FSKR will be paid their regular distribution, as well as any remaining undistributed net investment income and capital gains in the case of FSKR, on or around July 2, 2021. For shareholders of FSKR, this will be an all-cash distribution that is not eligible for reinvestment as FSKR’s distribution reinvestment plan has been suspended in preparation for the closing of the Merger.

***

Recent Developments

On November 23, 2020, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FSKR (and together with us, the “Funds”), Rocky Merger Sub, Inc., a Maryland corporation and our wholly- owned subsidiary (“Merger Sub”), and the Advisor.

The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into FSKR, with FSKR continuing as the surviving company and as a wholly-owned subsidiary of FSK (the “First Merger”), and, immediately thereafter, FSKR will merge with and into FSK, with FSK continuing as the surviving company (together with the First Merger, the “Merger”). Our board of directors and the board of directors of FSKR have each approved the Merger, with the participation throughout by, and the unanimous support of, our and FSKR’s respective independent directors. On May 21, 2021, the stockholders of each Fund approved the required matters in connection with the Merger. The parties to the Merger Agreement intend the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

In the Merger, each share of FSKR common stock issued and outstanding immediately prior to the effective time of the First Merger will be converted into a number of shares of FSK common stock equal to an exchange ratio to be determined in connection with the closing of the Merger (the “Exchange Ratio”). The Exchange Ratio will equal the net asset value per share of FSKR common stock (determined no earlier than 48 hours (excluding Sundays and holidays) prior to the closing date of the Merger), divided by the net asset value per share of FSK common stock (determined, in each case, no earlier than 48 hours (excluding Sundays and holidays) prior to the closing date of the Merger). Holders of FSKR common stock may receive fractional shares or cash in lieu of fractional shares, at the election of FSK.

The Merger Agreement contains representations, warranties and covenants, including, among others, covenants relating to the operation of each of the Funds and the Advisor’s businesses during the period prior to the closing of the Merger. On May 21, 2021, each of the Funds obtained the required approvals of its respective stockholders in connection with their respective proposals.

Consummation of the Merger, which is currently anticipated to occur during the second quarter of 2021, is subject to certain closing conditions, including (1) the absence of certain legal impediments to the consummation of the Merger and (2) subject to certain exceptions, the accuracy of the representations and warranties and compliance with the covenants of each party to the Merger Agreement.

The Merger Agreement also contains certain termination rights in favor of each Fund including if the Merger is not completed on or before November 23, 2021. The Merger Agreement also provides that, upon the termination of the Merger Agreement under certain circumstances, a third party may be required to pay FSKR a termination fee of $90.8 million, or a third party may be required to pay FSK a termination fee of $126.2 million.

The representations and warranties and covenants set forth in the Merger Agreement have been made only for purposes of such agreement and were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including qualification by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the parties to the Merger Agreement or their respective businesses. No assurance can be given that the Merger will be completed. This offering of Notes is not conditioned on the Merger and the Merger is not conditioned on this offering of Notes.

SPECIFIC TERMS OF THE NOTES AND THE OFFERING

***

Ranking of Notes	The Notes will be our general unsecured obligations that rank senior in right of payment to all of our existing and future indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equally in right of payment with all of our existing and future senior liabilities that are not so subordinated, effectively junior to any of our secured indebtedness (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.

As of March 31, 2021, our total consolidated indebtedness was approximately $3.6 billion, approximately $818 million of which was secured indebtedness, all of which was senior indebtedness, and approximately $402 million of which was indebtedness of our subsidiaries. In connection with the closing of the Merger, the outstanding indebtedness of FSKR will become our indebtedness. As of March 31, 2021, FSKR’s total consolidated indebtedness was approximately $3.5 billion, approximately $3.0 billion of which was secured indebtedness, all of which was senior indebtedness, and approximately $1.6 billion of which was indebtedness of FSKR’s subsidiaries.

***

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus supplement, including the documents we incorporate by reference herein, and the accompanying prospectus and any free writing prospectus, including the documents we incorporate by reference therein, constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus supplement, the accompanying prospectus, or any free writing prospectus may include statements as to:

***

•	the ability of the parties to consummate the Merger on the expected timeline, or at all;

•	the ability to realize the anticipated benefits of the proposed Merger;

•	the effects of disruption on our and FSKR’s business from the proposed Merger;

•	the combined company’s plans, expectations, objectives and intentions, as a result of the Merger; and

•	any potential termination of the Merger Agreement or action of our or FSKR’s stockholders with respect to any proposed transaction.

***

RISK FACTORS

Investing in our securities involves a number of significant risks, including risks related to the Notes and risks related to the Merger. In addition to the other information contained in this prospectus supplement, the accompanying prospectus, and any free writing prospectus, you should consider carefully the following information and the risk factors incorporated by reference in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K we file after the date of this prospectus supplement, and all other information contained or incorporated by reference into this prospectus supplement, the accompanying prospectus, and any free writing prospectus, as updated by our subsequent filings under the Exchange Act, before making an investment in our securities. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. Each of the risk factors could materially and adversely affect our business, financial condition and results of operations. In such case, our net asset value and the value of our debt securities may decline, and investors may lose all or part of their investment.

Risks Related to the Notes

The Notes are unsecured and therefore are effectively subordinated to any secured indebtedness we may incur.

The Notes are not secured by any of our assets or any of the assets of our subsidiaries. As a result, the Notes are effectively subordinated to any secured indebtedness we or our subsidiaries have outstanding as of the date of this prospectus supplement or that our subsidiaries may incur in the future (or any indebtedness that is initially unsecured in respect of which we subsequently grant security) to the extent of the value of the assets securing such indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors, including the holders of the Notes. As of March 31, 2021, our total consolidated indebtedness was approximately $3.6 billion, approximately $818 million of which was secured. In connection with the closing of the Merger, the outstanding indebtedness of FSKR will become our indebtedness. As of March 31, 2021, FSKR’s total consolidated indebtedness was approximately $3.5 billion, approximately $3.0 billion of which was secured.

The Notes are subordinated structurally to the indebtedness and other liabilities of our subsidiaries.

The Notes are obligations exclusively of FS KKR Capital Corp. and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the Notes and the Notes are not required to be guaranteed by any subsidiaries we may acquire or create in the future. As of March 31, 2021, approximately $402 million of the indebtedness required to be consolidated on our balance sheet was held through subsidiary financing vehicles and secured by certain assets of such subsidiaries. As of March 31, 2021, approximately $1.6 billion of the indebtedness required to be consolidated on FSKR’s balance sheet was held through subsidiary financing vehicles and secured by certain assets of such subsidiaries. If the Merger closes, such indebtedness will become our indebtedness. Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors, including trade creditors, and holders of preferred stock, if any, of our subsidiaries will have priority over our claims (and therefore the claims of our creditors, including holders of the Notes) with respect to the assets of such subsidiaries. Even if we were recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the Notes are subordinated structurally to all indebtedness and other liabilities of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish as financing vehicles or otherwise. All of the existing indebtedness of our subsidiaries is structurally senior to the Notes and, if the Merger closes, the existing indebtedness of FSKR’s subsidiaries will become indebtedness of the Company that is structurally senior to the Notes. In addition, our subsidiaries (or, prior to the Merger, FSKR’s subsidiaries) may incur substantial additional indebtedness in the future, all of which would be structurally senior to the Notes (only if the Merger closes with respect to the indebtedness of FSKR’s subsidiaries).

***

Risks Related to the Merger

The Merger may not be completed on the terms contemplated, or at all, and if the Merger does not close, we will not benefit from the expenses incurred in its pursuit.

The Merger may be delayed, may be consummated on terms different than those contemplated in the Merger Agreement or may not be completed at all. If the Merger is not completed, we will have incurred substantial expenses for which no ultimate benefit will have been received. We have incurred out-of-pocket expenses in connection with the Merger for investment banking, legal and accounting fees and financial printing and other related charges, much of which will be incurred even if the Merger is not completed. Any delay in the consummation of the Merger or any uncertainty about the consummation of the Merger could have a material adverse effect on our operating results.

We may be unable to realize the benefits anticipated by the Merger, including estimated cost savings, or it may take longer than anticipated to achieve such benefits.

The realization of certain benefits anticipated as a result of the Merger will depend in part on the integration of our investment portfolio with FSKR’s and the integration of our business with FSKR’s. There can be no assurance that FSKR’s investment portfolio or business can be operated profitably or integrated successfully into our operations in a timely fashion or at all. The dedication of management resources to such integration may detract attention from the day-to-day business of the combined company and there can be no assurance that there will not be substantial costs associated with the transition process or there will not be other material adverse effects as a result of these integration efforts. Such effects, including, but not limited to, incurring unexpected costs or delays in connection with such integration and failure of FSKR’s investment portfolio to perform as expected, could have a material adverse effect on the financial results of the combined company.

We also expect to achieve certain cost savings from the Merger when the two companies have fully integrated their portfolios. It is possible that the estimates of the potential cost savings could ultimately be incorrect. The cost savings estimates also assume we will be able to combine our operations with those of FSKR in a manner that permits those cost savings to be fully realized. If the estimates turn out to be incorrect or if we are not able to successfully combine FSKR’s investment portfolio or business with our operations, the anticipated cost savings may not be fully realized or realized at all or may take longer to realize than expected.

The termination of the Merger Agreement could negatively impact us.

If the Merger Agreement is terminated, there may be various consequences, including:

•

our business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger;

•	the market price of our common stock might decline to the extent that the market price prior to termination reflects a market assumption that the Merger will be completed; and

•	the payment of any termination fee, if required under the circumstances, could adversely affect our financial condition or liquidity.

Under certain circumstances, we are obligated to cause a third party to pay FSKR a termination fee upon termination of the Merger Agreement.

No assurance can be given that the Merger will be completed. The Merger Agreement provides for the payment, subject to applicable law, by a third party, of a termination fee of $90.8 million to FSKR, if the Merger Agreement is terminated by us under certain circumstances, including (1) if the Merger is not completed by November 23, 2021 or we willfully or intentionally breach our representations, warranties, covenants or agreements in the Merger Agreement, or (2) an alternative takeover proposal is disclosed after the date of the Merger Agreement and we enter into an agreement with respect to such takeover proposal within twelve (12) months after the Merger Agreement is terminated and such takeover is subsequently completed, subject to applicable law. Our board of directors has approved the amount of the termination fee which may be paid.

The Merger is subject to closing conditions, that, if not satisfied or (to the extent legally allowed) waived, will result in the Merger not being completed, which may result in material adverse consequences to our business and operations.

The Merger is subject to certain conditions beyond our control that may prevent, delay or otherwise materially adversely affect its completion. We cannot predict whether and when these other conditions will be satisfied.

We will be subject to operational uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger may have an adverse effect on us and, consequently, on the combined company following completion of the Merger. These uncertainties may cause those that deal with us to seek to change their existing business relationships with us. In addition, the Merger Agreement restricts us from taking actions that it might otherwise consider to be in its best interests. These restrictions may prevent us from pursuing certain business opportunities that may arise prior to the completion of the Merger.

Litigation filed against FSK or FSKR in connection with the Merger could result in substantial costs and could delay or prevent the Merger from being completed.

From time to time, FSK and FSKR may be subject to legal actions, including securities class action lawsuits and derivative lawsuits, as well as various regulatory, governmental and law enforcement inquiries, investigations and subpoenas in connection with the Merger. These or any similar securities class action lawsuits and derivative lawsuits, regardless of their merits, may result in substantial costs and divert management time and resources. An adverse judgment in such cases could have a negative impact on FSK and FSKR’s liquidity and financial condition or could prevent the Merger from being completed.

***

USE OF PROCEEDS

***

In connection with the closing of the Merger, the outstanding indebtedness of FSKR will become our indebtedness. As of March 31, 2021, FSKR had approximately $3.5 billion outstanding under FSKR’s financing arrangements, of which $3.0 billion was secured indebtedness of its subsidiaries, and approximately $1.9 billion in borrowings available. Below is a summary of FSKR’s outstanding financing arrangements as of March 31, 2021 (dollar amounts are presented in millions):

	As of March 31, 2021 (Unaudited)
FSKR Arrangement	Type of Arrangement	Rate	Amount Outstanding		Amount Available	Maturity Date
Senior Secured Revolving Credit Facility(1)	Revolving Credit Facility	L+1.75% - 2.00%(2)(3)	$1,339	(4)	$1,071	December 23, 2025
Darby Creek Credit Facility(1)	Revolving Credit Facility	L+1.95%(2)	212		38	February 26, 2024
Dunlap Credit Facility(1)	Revolving Credit Facility	L+2.00%(2)	375		125	February 26, 2024
Juniata River Credit Facility(1)	Revolving Credit Facility	L+2.50% - L+2.75%(2)	735		515	July 15, 2022 – April 11, 2023(5)
Burholme Prime Brokerage Facility(1)	Prime Brokerage Facility	L+1.25%	—		—	September 26, 2021(6)
Ambler Credit Facility(1)	Revolving Credit Facility	L+2.25%(2)	105		95	November 22, 2024
Meadowbrook Run Credit Facility(1)	Revolving Credit Facility	L+2.25%(2)	210		90	November 22, 2024
4.250% Notes due 2025(7)	Unsecured Notes	4.25%	475		—	February 14, 2025

Total			$3,451		$1,934

(1)	The carrying amount outstanding under the facility approximates its fair value.

(2)	LIBOR is subject to a 0% floor.

(3)	The spread over LIBOR is determined by reference to the ratio of the value of the borrowing base to the aggregate amount of certain outstanding indebtedness of the Company.

(4)

Amount includes borrowings in U.S. dollars, Euros, Canadian dollars, Australian dollars, and pounds sterling. Euro balance outstanding of €123 has been converted to U.S. dollars at an exchange rate of €1.00 to $1.17 as of March 31, 2021 to reflect total amount outstanding in U.S. dollars. Canadian dollar balance outstanding of CAD137 has been converted to U.S. dollars at an exchange rate of CAD1.00 to $0.80 as of March 31, 2021 to reflect total amount outstanding in U.S. dollars. Australian dollar balance outstanding of AUD150 has been converted to U.S. dollars at an exchange rate of AUD1.00 to $0.76 as of March 31, 2021 to reflect total amount outstanding in U.S. dollars. Pounds sterling balance outstanding of £103 has been converted to U.S. dollars at an exchange rate of £1.00 to $1.38 as of March 31, 2021 to reflect total amount outstanding in U.S. dollars.

(5)

The Juniata River Credit Facility is composed of two tranches: a $400 tranche, or Tranche A, with a spread over LIBOR of 2.50% per annum and a maturity date of July 15, 2022, and an $850 tranche, or Tranche B, with a spread over LIBOR of 2.75% per annum and a maturity date of April 11, 2023.

(6)	The Burholme Prime Brokerage Facility generally is terminable upon 179 days’ notice by either party. As of March 31, 2021, neither party had provided notice of its intent to terminate the facility.

(7)	As of March 31, 2021, the fair value of the 4.250% notes was approximately $484. The valuation is considered a Level 2 valuation within the fair value hierarchy.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2021:

(1) on an actual basis;

(2) on a pro forma basis giving effect to the consummation of the Merger;

(3) on an as adjusted basis giving effect to the offering of the Notes and the application of net proceeds from this offering as described in this prospectus supplement under the caption “Use of Proceeds”; and

(4) on an as adjusted basis giving effect to the consummation of the Merger and the offering of the Notes and the application of net proceeds from this offering as described in this prospectus supplement under the caption “Use of Proceeds”.

You should read this table together with “Use of Proceeds” set forth in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

Dollar amounts are presented in millions.

	As of March 31, 2021 (Unaudited)
	Actual FSK	Actual FSKR	Pro Forma Adjustments		Pro Forma(1)	As Adjusted for this Offering(2)	Pro Forma as Adjusted for this Offering(3)
Cash	$144	$252	$(12	)(6)	$252	$	$

Debt
Credit facilities payable(4)	$466	$2,976	—		$3,442
Unsecured notes payable (net of deferred financing costs of $17 and 0, respectively)	2,777	471	—		3,248
Collateralized loan obligations (net of deferred financing costs of $5)	347	—	—		347
Notes offered hereby(5)	—	—

Net Assets	$3,221	$4,304	$(12)		$7,513

Total liabilities and stockholders’ equity	$6,964	$7,973	$(12)		$14,925

(1)	Column gives effect to the Merger but not this offering.

(2)	Column gives effect to this offering, but not the Merger.

(3)	Column gives effect to both the Merger and this offering.

(4)

As described in this prospectus supplement under the caption “Use of Proceeds,” we intend to use the net proceeds from this offering for general corporate purposes, including to repay outstanding indebtedness under our financing arrangements.

(5)	Exclusive of underwriting discounts and commissions and offering expenses.

(6)	Pro forma adjustment to cash includes estimated transaction costs of $7.325 and $4.825 for FSK and FSKR, respectively.

***

DESCRIPTION OF THE NOTES

***

For purposes of the Notes:

“Change of Control” means the occurrence of any of the following:

(1)

the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) in one or a series of related transactions, of all or substantially all of the assets of FS KKR Capital Corp. and its Controlled Subsidiaries taken as a whole to any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act), other than to any Permitted Holders; provided that, for the avoidance of doubt, a pledge of assets pursuant to any secured debt instrument of FS KKR Capital Corp. or its Controlled Subsidiaries shall not be deemed to be any such sale, lease, transfer, conveyance or disposition;

(2)

the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) (other than any Permitted Holders) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 promulgated under the Exchange Act), directly or indirectly, of more than 50% of the outstanding Voting Stock of FS KKR Capital Corp., measured by voting power rather than number of shares; or

(3)	the approval by FS KKR Capital Corp.’s stockholders of any plan or proposal relating to the liquidation or dissolution of FS KKR Capital Corp.

For avoidance of doubt, the Merger shall not constitute a Change of Control.

***

“Merger” means the transactions entered into pursuant to the Agreement and Plan of Merger, dated November 23, 2020 (and as the same may be amended), among us, FS KKR Capital Corp. II (“FSKR”), Rocky Merger Sub, Inc. (“Merger Sub”), and FS/KKR Advisor, LLC, pursuant to which Merger Sub will merge with and into FSKR, with FSKR continuing as the surviving company and as a wholly-owned subsidiary of FSK, and, immediately thereafter, FSKR will merge with and into FSK, with FSK continuing as the surviving company.

***

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS KKR Capital Corp. (“FSK”) or FS KKR Capital Corp. II (“FSKR” and, together, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to the Funds’ operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to consummate the business combination transaction involving the Funds, the price at which shares of the Funds’ common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the U.S. Securities and Exchange Commission (the “SEC”) and are also contained in the registration statement on Form N-14 filed with the SEC on February 25, 2021 (Registration Statement No. 333-251667), which includes a joint proxy statement of the Funds and a prospectus of FSK (the “Registration Statement”). The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds. The Funds have filed and intend to file relevant materials with the SEC, including the Registration Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS AND THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.